UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 9, 2008
OSI GEOSPATIAL INC.
(Translation of registrant’s name into English)
300-340 March Road.
Ottawa, ON K2K 2E4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

MANAGEMENT’S DISCUSSION AND ANALYSIS

News Release
FOR IMMEDIATE RELEASE
OSI Geospatial Reports 2008 Second Quarter Results and Declares Partial Preferred Share Dividend Payment
July 9, 2008
Ottawa, Canada
OSI Geospatial Inc. (TSX: OSI; OTCBB: OSIIF) today announced its financial results for the quarter and six months ending May 31, 2008, reported in US dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).
For the second quarter of 2008, OSI Geospatial Inc. reported revenue of $6.5 million, an increase of 6.4% from the $6.1 million reported in the second quarter of 2007. Specifically, land and air systems revenue increased 9.3% to $2.5 million compared with $2.3 million, marine systems revenue decreased slightly to $2.3 million from $2.5 million. Mapping revenue increased 26.5% to $1.7 million from $1.4 million reported in Q2 2007. For the six months ending May 31, 2008, the company reported revenue of $12.3 million, an increase of 27% from the $9.7 million reported in the same period of 2007.
For the second quarter of 2008, the Company reported a net loss of $1.4 million before taxes and $1.1 million after taxes compared with a net loss of $446,000 before taxes and a $366,000 after taxes in the same quarter of 2007. The net loss attributable to common shareholders was $1.5 million or $0.03 per share, compared to the net loss of $748,000 or $0.02 per share in 2007. For the six months ending May 31, 2008, the company reported a net loss of $2.0 million before taxes and a $1.7 million loss after taxes compared to a $2.4 million loss before and after taxes in the same period of 2007.
The Company has decided, in accordance with the Company’s Articles of Incorporation and in light of current market conditions, to declare a partial dividend payment for its Class B Series 2 Preferred Shares and, thereby, preserve its financial resources. The Company will pay a dividend of $0.0175 for each preferred share for the semi-annual payment due on May 31, 2008.The payment of future dividends will be evaluated on a semi-annual basis by the Company.
Second Quarter Highlights
•	Announced a $10 Million Contract with U.S. Army to provide land C2 technology and services

•	Signed contracts with the U.S. Army valued at $1.5 million

•	Announced a contract valued at $1.6 million to provide U.S. military advanced training technology

•	Signed a $925,000 Simulation Based Training Contract with U.S. Army

•	Closed contracts with the Australian Navy valued at more than $1.3 million

•	Awarded first Defense Research and Development Canada (DRDC) contract to develop Counter-IED technology

OSI Geospatial Inc.	Suite 300-340 March Road	tel 613-287-0466 | fax 613-287-0466
	Kanata, ON K2K 2E4 Canada	www.osigeospatial.com

News Release
“In the second quarter we continued to experience delays in closing key contracts, but we are optimistic that we will achieve solid progress in our third and fourth quarter,” said Ken Kirkpatrick, president and CEO of OSI Geospatial. “The company was successful in closing more than $16 million in new contracts in the second quarter; including a $10 million contract with the US Army to provide our land-based command and control technology. We are confident that this win will lead to significant future business for the company in the U.S. and around the world.”
Conference Call
OSI Geospatial will present the results from the 2008 first quarter at 5:00PM Eastern Time (2:00 PM Pacific Time), Wednesday, July 9, 2008. To listen to the conference call live by telephone, dial +1-800-319-4610 for participants in North America or +1-604-638-5340 for Vancouver and international participants approximately ten minutes before the call is scheduled to begin. A telephone playback will be available beginning approximately one hour after the call. Dial +1-800-319-6413 for North American callers or +1-604-638-9010 for Vancouver and international callers. Enter access code 7826#. A live and replay version of the webcast can be accessed on the company’s investor website at www.osigeospatial.com.
About OSI Geospatial
OSI Geospatial Inc. delivers advanced navigation and command and control systems that provide shared real-time situational awareness for military, safety and security applications. Our products and services enable our customers to integrate and visualize live data with any combination of sensor data, imagery, maps and charts. This capability provides our customers with enhanced operational performance, safety and security through shared real-time situational awareness. OSI Geospatial systems and software are in use by military, government and commercial customers around the world. The company is publicly traded on the Toronto Stock Exchange and the Over the Counter Bulletin Board. For additional information please visit www.osigeospatial.com.
Forward-Looking Statements
Certain statements made in this news release that are not based on historical information are forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act. These forward-looking statements are subject to risks and uncertainties. Actual results may differ from these projections. The risks associated with the Company’s business include risks related to its reliance on international government contracts; the number of large-customer transactions and the related lengthy sales cycles in executing those opportunities; uncertainties associated with competitive bidding processes and contract negotiations; actions by government authorities; the effects of general economic and political conditions; changing foreign exchange rates; and challenges related to the company’s ability to introduce, develop and implement new products and enhancements to existing products that respond to customer requirements in a changing, complex, technological market. A complete discussion of the company’s risk factors is presented in the company’s most recent annual reports, filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators (“CSA”), as well as other periodic reports filed with the SEC and the CSA. The Company does not undertake any obligation to update the forward-looking statements.

News Release
Copyright © 2008 OSI Geospatial Inc. and its affiliated or related companies. ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. IGEN and C3CORE are registered trademarks of CHI Systems Inc., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data subject to change without notice.
For more information:
Jane Hayward
Investor Relations
Office +1 613 287 8004
Mobile +1 613 219 4762
Toll Free +1 888 880 9797
Fax +1 613 287 0466
invest@osigeospatial.com

News Release
OSI Geospatial Inc.
(Incorporated under the laws of the Province of British Columbia, Canada)
Consolidated Balance Sheets (unaudited)

	May 31,	November 30,
In thousands of U.S. dollars	2008	2007

Assets

Current assets
Accounts receivable and unbilled revenue	$9,367	$13,055
Income taxes receivable	110	—
Inventory	1,479	1,216
Prepaid expenses and deposits	630	502
Current portion of future income tax asset	136	132

	11,722	14,905

Deferred development costs	344	97
Future income tax asset	234	271
Equipment and furnishings	1,816	1,914
Intangible and other assets	772	861
Goodwill	8,300	8,300

	$23,188	$26,348

Liabilities

Current liabilities
Bank indebtedness	$1,324	$822
Accounts payable and accrued liabilities	4,529	5,585
Income taxes payable	—	179
Unearned revenue	104	392
Current portion of deferred rent	37	38
Current portion of future income tax liability	—	25
Current portion of capital lease obligations	68	46

	6,062	7,087

Deferred rent	327	347
Capital lease obligation	162	200
Future income tax liability	55	100

	6,606	7,734

Shareholders’ Equity

Issued and outstanding
30,262 Class A, Series A preference shares (2007 — 30,262)	19	19
178,530 Class B, Series 2 preference shares (2007 — 178,530)	4,542	4,542
46,956,439 common shares (2007 — 46,956,439)	21,293	21,293

	25,854	25,854
Warrants	4,181	4,618
Contributed surplus	2,116	1,679
Accumulated deficit	(18,615)	(16,564)
Accumulated other comprehensive income	3,046	3,027

	16,582	18,614

	$23,188	$26,348

News Release
OSI Geospatial Inc.
Consolidated Statements of Operations (unaudited)

	Three months ended May 31,		Six months ended May 31,
In thousands of U.S. dollars, except share related data	2008	2007	2008	2007

Revenue
Marine systems	$2,320	$2,504	$4,833	$3,204
Land and air systems	2,470	2,259	5,261	4,607
Mapping	1,739	1,375	2,244	1,898

	6,529	6,138	12,338	9,709

Cost of sales	4,510	3,683	8,130	6,585

Gross profit	2,019	2,455	4,208	3,124

Expenses (income)
General and administrative	1,687	1,452	2,947	2,699
Engineering	308	389	569	870
Sales and marketing	1,168	815	2,075	1,595
Amortization	115	34	264	145
Interest expense	41	5	65	27
Interest income	—	(8)	(3)	(8)
Foreign exchange loss	—	107	38	22
Loss on disposal of intangible and other assets	—	—	28	—
Technology Partnerships Canada royalty	94	107	246	137

	3,413	2,901	6,229	5,487

Net loss before income taxes	(1,394)	(446)	(2,021)	(2,363)

Future income tax recovery	(38)	(19)	(38)	(50)
Current income tax (recovery) expense	(215)	(61)	(309)	42

Income tax recovery	(253)	(80)	(347)	(8)

Net loss	$(1,141)	$(366)	$(1,674)	$(2,355)

Accumulated deficit, beginning of period	$(17,474)	$(15,285)	$(16,564)	$(13,296)
Dividends on Class B preference shares	—	(382)	(338)	(382)
Tax expense on dividends	—	(52)	(39)	(52)

Accumulated deficit, end of period	$(18,615)	$(16,085)	$(18,615)	$(16,085)

Net loss available to common shareholders (note 4c)	$(1,455)	$(748)	(1,988)	$(2,737)

Loss per share (note 4c) — basic and diluted	$(0.03)	$(0.02)	$(0.04)	$(0.07)

Weighted average number of common shares outstanding (note 4c) — basic and diluted	46,956,439	39,251,264	46,956,439	38,248,619

News Release
OSI Geospatial Inc.
Consolidated Statements of Cash Flows (unaudited)

	Three Months ended May 31,		Six months ended May 31,
In thousands of U.S. dollars	2008	2007	2008	2007

Cash flows (used in)/from operating activities
Net loss for the period	$(1,141)	$(366)	$(1,674)	$(2,355)
Items not affecting cash
Amortization	168	84	367	248
Loss on disposal of intangible and other assets	—	—	28	—
Stock-based compensation	5	87	10	139
Future income taxes	(38)	(33)	(38)	(46)

	(1,006)	(228)	(1,307)	(2,014)

Changes in non-cash working capital items
Accounts receivable	490	551	3,711	5,148
Inventory	(221)	7	(250)	(251)
Prepaid expenses and deposits	174	383	(126)	(39)
Accounts payable and accrued liabilities	832	(464)	(1,063)	(1,748)
Dividends payable	—	382	—	382
Income taxes receivable/payable	(269)	(74)	(282)	(277)
Unearned revenue	(253)	(146)	(286)	(273)
Deferred rent	(11)	—	(22)	—

	742	639	1,682	2,942

	(264)	411	375	928

Cash flows used in investing activities
Purchase of Liddy International Inc.	—	(25)	—	(25)
Deferred development costs	(158)	—	(246)	—
Additions to plant and furnishings	(58)	(57)	(91)	(84)
Additions to leaseholds	—	—	(10)	—
Additions to intangible and other assets	(4)	(39)	(94)	(61)

	(220)	(121)	(441)	(170)

Cash flows from/(used in) financing activities
Advances from (repayment of) operating line of credit	517	121	502	(356)
Repayment of capital lease obligation	(16)	—	(16)	—
Class B preference share dividends	—	(382)	(377)	(382)

	501	(261)	109	(738)

Effect of foreign exchange on cash balances	(17)	(29)	(43)	(20)

Decrease in cash and cash equivalents	—	—	—	—

Cash and cash equivalents — beginning of period	—	—	—	—

Cash and cash equivalents — end of period	$—	$—	$—	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS
for the three and six months ended May 31, 2008
OSI Geospatial Inc.
300-340 March Road
Ottawa, ON K2K 2E4
Tel: 613.287.0462
Fax: 613.287.0466
www.osigeospatial.com

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
MANAGEMENT’S DISCUSSION AND ANALYSIS of Financial Condition and Results of Operations
The following discussion and analysis provides a review of activities, results of operations, and financial condition of OSI Geospatial Inc. for the three and six months ended May 31, 2008 in comparison with those for the three and six months ended May 31, 2007. References to “OSI Geospatial”, “the Company”, “we”, “us”, and “our” refer to OSI Geospatial Inc. and its subsidiaries, as applicable. The following discussion should be read in conjunction with our unaudited consolidated interim financial statements, including the notes thereto, for the three and six months ended May 31, 2008, and the audited annual consolidated financial statements for the year ended November 30, 2007 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The following discussion should also be read in conjunction with Management’s Discussion and Analysis prepared for the year ended November 30, 2007.
All references in this report to financial information, excluding backlog and working capital, concerning OSI Geospatial Inc. are in accordance with Canadian GAAP and all dollar amounts are in U.S. dollars unless otherwise indicated.
This report contains forward-looking statements within the meaning of the Ontario Securities Act including Section 138.4(9) and U.S. securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, including statements regarding the future achievement of corporate objectives, advancement of additional project interests, analysis and development of acquisition opportunities, various project interests and other matters. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply, as well as other factors discussed below and those risks which are discussed under the heading “Risks and Uncertainties”. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.
ECPINS, COP-IDS and iGEN are registered trademarks of Offshore Systems Ltd., and CHI Systems Inc., subsidiaries of OSI Geospatial Inc. Other Company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data is subject to change without notice.
Additional information relating to OSI Geospatial, including our Annual Information Form and our Form 20-F report is filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and is also available on the Company’s investor web site at www.osigeospatial.com.
This management’s discussion and analysis is dated July 8, 2008.
© 2008 OSI Geospatial Inc. and its affiliated or related companies.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
Overview
Founded in 1977, the Company is a leader in providing real-time situational awareness solutions. The Company delivers products and services to the large and fast-growing defence and security markets. Our systems address critical issues — namely the need for enhanced real-time situational awareness and network-enabled operations. In the changing face of war where interoperability between forces and allies is critical, OSI Geospatial provides essential tactical, strategic, and operational information to help aid decision-making, improve efficiency, and provide real-time access to all available information.
Headquartered in Ottawa, the Company is a globally focused organization with offices across North America and a sales office in the United Kingdom. The Company became a public company in 1990, and is currently listed on the Toronto Stock Exchange (symbol: OSI). We also are quoted on the Over the Counter Bulletin Board (symbol: OSIIF).
In April 2005, the Company completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon”) of Salt Lake City, Utah. Mapcon is a land mapping company in the U.S. geospatial mapping market.
In December 2005, the Company completed the acquisition of CHI Systems Inc. (“CHI”), a United States defence contractor. CHI has four offices in the United States, is a supplier of technology and services to the U.S. Department of Defense and key defence prime contractors. CHI has developed C2, training simulation and cognitive agent applications to support its customers in multiple U.S. military agencies.
In April 2007 the Company, through its subsidiary CHI Systems Inc., acquired the assets of Liddy International Inc. (“Liddy”), a United States defence and security consultancy company and has established a new division, Layered Security Solutions (“LSS”). The Company’s LSS division is primarily focused on developing the U.S. homeland security market.
The Company’s current corporate structure is presented in the chart below.
Our mission is to provide our customers in the military and security markets with quality geospatial products and services that will enhance operational performance, security and safety through real-time situational awareness. Our clients include the United States Navy, Army, Coast Guard, and Department of Homeland Security, the Canadian Navy and Coast Guard, the UK Royal Navy and other NATO allies around the world. The Company is leveraging our world leading technologies, such as ECPINS®,

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
C3COR and iGEN™ to grow our market share, expand our customer base and enter into adjacent markets. We will also continue to partner with the world’s largest defence and security contractors, such as Lockheed Martin, BAE Systems, Northrop Grumman, L-3 Communications, General Dynamics and Raytheon. As we successfully integrate our technology into the solution provided by the large defence systems integrators, we will significantly increase our reach into the defence and security markets around the world.
Our Company delivers systems and services that provide situational awareness solutions that meet maritime and land command and control requirements. These include our Warship Electronic Chart Display and Information System (ECPINS®-W), Warship Automated Identification Systems (W-AIS), Asset Control and Tracking systems (ACT) and Small Unit Situational Awareness system (SUSA).
Real-time situational awareness solutions are critical to mission execution. With the new face of war and the continuing threat of terror, OSI Geospatial’s systems and services can provide the solutions that military, and security organizations need, including the essential tactical, strategic, and operational information that can be securely shared between forces, allies, and civilians to help ensure interoperability and mission success.
SELECTED DATA
The following tables contain financial information that is derived from the unaudited interim consolidated financial statements for the six months ended May 31, 2008.
Operations:

	For the six months ended May 31
In thousands of U.S. dollars except share related data	2008	2007

	$	$
Revenue	12,338	9,709
Gross profit	4,208	3,124
Gross profit percentage	34%	32%
Net loss	(1,674)	(2,355)
Net loss attributable to common shareholders	(1,988)	(2,737)

Loss per share – basic and diluted	(0.04)	(0.07)
Weighted average common shares outstanding – basic and diluted	46,956,439	38,248,619
Our quarterly results are primarily influenced by the level, timing, and duration of customer orders, and customer product delivery requirements. We depend heavily on government contracts and derive a significant amount of revenue from a few customers, which may result in varying revenue, gross profit, and earnings. Some of our government customers have cyclical purchasing patterns which can also impact our quarterly results.
The higher gross profit and gross profit percentage for the six months ended May 31, 2008 as compared to the six months ended May 31, 2007 is largely due to the mix of revenue. The increase is due to the acquisition of the Layered Security Solutions (“LSS”) business unit of U.S. Systems operations in April 2007. The margins earned on LSS’s contracts are more favourable than other revenue streams of U.S. Systems operations. LSS’s higher gross profit margins were offset somewhat with a decrease in high margin software revenue and more lower margin hardware and systems revenue generated by International Systems operations for the six months ended May 31, 2008 as compared to the six months ended May 31, 2007.
Fluctuations in gross profit are influenced by the proportion of engineering labour, third-party systems or third-party labour or portions of all three required for a project, and a high proportion of these factors can result in increased cost of sales and therefore lower gross profit. Certain contracts awarded may require

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
the inclusion of engineering labour, third-party systems or third-party labour. In order to maintain competitiveness on these contracts, we may elect to reduce our usual margins on the third-party components.
Financial Position:

	At May 31,	At November 30,
	2008	2007
In thousands of U.S. dollars
	$	$
Working capital(1)	5,660	7,818
Current assets	11,722	14,905
Long term assets	11,466	11,443
Total assets	23,188	26,348
Current liabilities	6,062	7,087
Long term liabilities	544	647
Total liabilities	6,606	7,734
Shareholders’ equity	16,582	18,614

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
RESULTS OF OPERATIONS – Three and six months ended May 31, 2008 as compared to three and six months ended May 31, 2007
Overall Performance

Three months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Net loss before income taxes	$(1,394)	$(446)	$(948)

Net loss	$(1,141)	$(366)	$(775)

Net loss attributable to common shareholders	$(1,455)	$(748)	$(707)

Loss per share – basic and diluted	(0.03)	(0.02)	(0.01)

Six months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Net loss before income taxes	$(2,021)	$(2,363)	$342

Net loss	$(1,674)	$(2,355)	$681

Net loss attributable to common shareholders	$(1,988)	$(2,737)	$749

Loss per share – basic and diluted	(0.04)	(0.07)	0.03

The lower net loss reported for the six months ended May 31, 2008 compared to May 31, 2007 was largely driven by higher revenues, the mix of contracts executed in the period and higher gross profit. The higher gross profit is due to the margins earned on LSS’s contracts which are more favourable than other revenue streams of U.S. Systems operations. LSS’s higher gross profit margins were offset somewhat with a decrease in high margin software revenue and more lower margin hardware and systems revenue generated by International Systems operations for the six months ended May 31, 2008 as compared to the six months ended May 31, 2007.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
Backlog
Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at May 31, 2008 was $51 million compared to $45 million at May 31, 2007. Of the $51 million firm backlog, $10 million is expected to be executed in fiscal 2008 and $41 million is expected to be executed in fiscal year 2009 and beyond.
Firm backlog is a non-GAAP measure. This measure does not have a standardized meaning or comparable GAAP measure and is likely not comparable to similar measures presented by other companies.
The timing of major contracts awarded can significantly impact our firm backlog position and revenue. Historically, major contracts awarded have taken up to three years to finalize. The contracting process involves lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. We have continually pursued, and will continue to pursue, major contracts with lengthy sales cycles, and as a result, there could be large variations in our firm backlog and revenue from quarter to quarter.
Multi-year contracts with government agencies have a termination-for-convenience clause because governments approve budget expenditures on an annual basis. This allows contracts to be terminated by the contracting government agency should future budget funding not be approved. In International Systems operations and U.S. Systems operations, the termination-for-convenience clause has not been exercised by any of our customers. In Mapping operations, a government contract was terminated for convenience in the quarter ended February 29, 2008. The Company negotiated a settlement with the customer and the customer paid the negotiated settlement. We have included the full value of multi-year government contracts having a termination-for-convenience clause in firm backlog.
Revenue

		% of		% of
		total		total
Three months ended May 31	2008	revenue	2007	revenue	2008 to 2007

In thousands of U.S. dollars
Marine systems	$2,320	35	$2,504	41	$(184)
Land and air systems	2,470	38	2,259	37	211
Mapping	1,739	27	1,375	22	364

	$6,529	100	$6,138	100	$391

		% of		% of
		total		total
Six months ended May 31	2008	revenue	2007	revenue	2008 to 2007

In thousands of U.S. dollars
Marine systems	$4,833	39	$3,204	33	$1,629
Land and air systems	5,261	43	4,607	47	654
Mapping	2,244	18	1,898	20	346

	$12,338	100	$9,709	100	$2,629

Our core revenue stream is derived from three sources: marine systems, land and air systems, and mapping. In marine systems, our principal developed product, ECPINS®, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS® software component of our system product. Marine systems delivered 39% and 33% of the revenue for the six months ended May 31, 2008 and May 31, 2007, respectively. Land and air systems through our U.S. Systems operations delivered 43% and 47% of the revenue for the six months ended May 31, 2008 and May 31,

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
2007, respectively. Mapping delivered 18% and 20% of the revenue for the six months ended May 31, 2008 and May 31, 2007, respectively.
Our results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers for our products and services in the six months ended May 31, 2008 were the Royal Australian Navy, the Department of Homeland Security, Defense Advanced Research Projects Agency and the Royal Navy of the U.K. Revenue from these customers accounted for 43% of the consolidated revenue. The main customers for our products and services for the six months ended May 31, 2007 were the U. S. Army, the U.S. Navy, the Defense Threat Reduction Agency, the Canadian Department of National Defence, and the Royal Navy of the U.K. Revenue from these customers accounted for 67% of the consolidated revenue.
Revenue by Segment

		% of		% of
		total		total
Three months ended May 31	2008	revenue	2007	revenue	2008 to 2007

In thousands of U.S. dollars
International Systems operations	$2,303	35	$2,444	40	$(141)
U.S. Systems operations	2,487	38	2,319	38	168
Mapping operations	1,739	27	1,375	22	364

	$6,529	100	$6,138	100	$391

		% of		% of
		total		total
Six months ended May 31	2008	revenue	2007	revenue	2008 to 2007

In thousands of U.S. dollars
International Systems operations	$4,783	39	$3,144	32	$1,639
U.S. Systems operations	5,311	43	4,667	48	644
Mapping operations	2,244	18	1,898	20	346

	$12,338	100	$9,709	100	$2,629

Revenue from the International Systems operations for the three months ended May 31, 2008 decreased by 6% and for the six months ended May 31, 2008 increased by 52% over the same periods from the prior year. The decrease in revenues for the three months ended May 31, 2008 is due to delays in the delivery and installation schedules for existing contracts signed in the prior year resulted in the deferral of revenue into future years. Changes in customer priorities also resulted in delays in the award of new contracts and contract amendments to the Company.
Revenue from the U.S. Systems operations for the three months ended May 31, 2008 increased by 7% and for the six months ended May 31, 2008 increased by 14% over the same periods from the prior year. These increases are mainly due to the acquisition of the Layered Security solutions business unit in April 2007. Delays in the approval of the U.S. federal budget caused a reduction of revenues in the three months ended May 31, 2007.
Revenue from the Mapping operations for the three months ended May 31, 2008 increased 26% and for the six months ended May 31, 2008 increased by 18% over the same periods from the prior year. These increases are due to the award of several large multi-year contracts to the Mapping operations and is also consistent with the nature and timing of mapping contracts.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
Gross Profit

Three months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Gross profit	$2,019	$2,455	$(564)
Gross profit percentage	31%	40%	(9)%

Six months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Gross profit	$4,208	$3,124	$1,084
Gross profit percentage	34%	32%	2%
Gross profit decreased by 23% in the three months ended May 31, 2008 compared to the three months ended May 31, 2007 and the gross profit percentage was 9 percentage points lower period-over-period. Gross profit increased by 35% in the six months ended May 31, 2008 compared to the six months ended May 31, 2007 and the gross profit percentage was 2 percentage points higher period-over-period. The increased gross profit for the six months end May 31, 2008 compared to the prior fiscal year was mainly due to the acquisition of the Layered Security Solutions (“LSS”) business unit in April 2007. The gross margins earned on LSS’s contracts are more favourable compared to other revenue streams of U.S. Systems operations. LSS’s higher gross profit margins were offset somewhat with a decrease in high margin software revenue and more lower margin hardware and systems revenue generated by International Systems operations for the six months ended May 31, 2008 as compared to the six months ended May 31, 2007.
Gross Profit by Segment

Three months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Gross profit:

International Systems operations	$828	$1,547	$(719)
U.S. Systems operations	724	444	280
Mapping operations	467	464	3

Consolidated operations	$2,019	$2,455	$(436)

Gross profit percentage:

International Systems operations	36%	63%	(27)%
U.S. Systems operations	29%	19%	10%
Mapping operations	27%	34%	(7)%

Consolidated operations	31%	40%	(9)%

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)

Six months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Gross profit:

International Systems operations	$2,133	$1,584	$549
U.S. Systems operations	1,505	964	541
Mapping operations	570	576	(6)

Consolidated operations	$4,208	$3,124	$1,084

Gross profit percentage:

International Systems operations	45%	50%	(5)%
U.S. Systems operations	28%	21%	7%
Mapping operations	25%	30%	(5)%

Consolidated operations	34%	32%	(7)%

Gross profit from the International Systems operations decreased by $719,000 and gross profit percentage was 27% lower for the three months ended May 31, 2008 when compared to the three months ended May 31, 2007. Gross profit increased by $549,000 and gross profit percentage decreased 5% for the six months ended May 31, 2008 when compared to the six months ended May 31, 2007. The decrease in the second quarter of 2008 is the result of lower revenues in the International Systems operations and a decrease in high margin software revenue and more hardware and systems revenue compared to the three months ended May 31, 2007.
Gross profit from the U.S. Systems operations increased by $280,000 and gross profit percentage was 10% higher for the three months ended May 31, 2008 when compared to the three months ended May 31, 2007. Gross profit increased by $541,000 and gross profit percentage increased by 7% for the six months ended May 31, 2008 when compared to the six months ended May 31, 2007. This increase was due to higher margins in the three and six months ended May 31, 2008 compared to the three and six months ended May 31, 2007 as the result of the mix of contracts for the periods. The increase was mainly due to the acquisition of the Layered Security Solutions (“LSS”) business unit in April 2007. The margins earned on LSS’s contracts are more favourable compared to other revenue streams of U.S. Systems operations.
Gross profit from the Mapping operations increased by $3,000 and gross profit percentage was 7% lower for the three months ended May 31, 2008 when compared to the three months ended May 31, 2007. Gross profit decreased by $6,000 and gross profit percentage decreased by 5% for the six months ended May 31, 2008 when compared to the six months ended May 31, 2007. Gross profit percentages are influenced by the mix of projects executed. The gross profit percentage of any given mapping project is largely influenced by two factors:
1.	the proportion of production services that are performed in-house versus subcontracted to either specialized production service companies in North America or offshore production companies in India or China, and

2.	the customer’s primary driver, being either price or quality.
Projects where the Company relies heavily on offshore production will typically have higher gross margin percentages than those that include a large component of specialized or in-house services. Projects were the primary customer driver is quality will generally have higher margins than projects where the primary driver is price.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
Operating Expenses

		% of		% of
		total		total
Three months ended May 31	2008	revenue	2007	revenue	2008 to 2007

In thousands of U.S. dollars
General and administrative administrative	$1,687	26%	$1,452	24%	$235
Engineering	308	5%	389	6%	(81)
Sales and marketing	1,168	18%	815	13%	353

		% of		% of
		total		total
Six months ended May 31	2008	revenue	2007	revenue	2008 to 2007

In thousands of U.S. dollars
General and administrative administrative	$2,947	24%	$2,699	28%	$248
Engineering	569	5%	870	9%	(301)
Sales and marketing	2,075	17%	1,595	16%	185
General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, and other general administrative expenses.
G&A increased by 16% and 9% for three and six months ended May 31, 2008, respectively, compared to the three months and six months ended May 31, 2007. These increases in G&A are due to costs associated with the relocation of staff to corporate headquarters in Ottawa, Ontario, severance costs associated with restructuring and additional professional fees relating to responding to the Securities Exchange Commission (SEC) inquiry pertaining to software revenue recognition. The SEC completed their questions during the second quarter and there was no impact on the Company’s reported results.
Engineering expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses. The Company expenses research and development-related costs in the period incurred unless, in the opinion of management, certain development costs meet the deferral criteria under Canadian GAAP, in which case development expenditures are capitalized and amortized over the estimated lives of the related products.
Engineering costs decreased by 21% and 35% for the three and six months ended May 31, 2008, respectively, compared to the three and six months ended May 31, 2007. These decreases are due to capitalizing development-related costs of $247,000 for the six months ended May 31, 2008 and due to reallocation of wages to cost of sales based on contracted engineering services. We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities, and other expenses related to the sales and marketing of our products and services.
S&M expenses increased by 43% and 12% for the three and six months ended May 31, 2008, respectively, compared to the three and six months ended May 31, 2007. The increases in S&M expenses are primarily due to additional sales and marketing emphasis. We believe our current level of S&M staff continues to allow us to pursue business development activities relating to our expansion efforts targeting new and existing customers in the military agencies of Canada, the U.S., European NATO, and other allies of Canada, and national and international commercial marine transportation

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
companies. To increase our profile and our products, and to broaden our customer base in international markets, we have established marketing agreements with companies local to the targeted regions. Some of these activities will not result in closing orders during the current year but may yield orders in subsequent fiscal years.
Amortization

Three months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Amortization	$168	$84	$84

Six months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Amortization	$367	$248	$119
Total amortization increased by 100% and 48% on the three and six months ended May 31, 2008 as compared to the three and six months ended May 31, 2007. For the three months ended May 31, 2008 and 2007, a portion of the amortization, $53,000 and $50,000 respectively, was included in cost of sales for equipment used in revenue-generating activities. For the six months ended May 31, 2008 and 2007, a portion of the amortization, $103,000 and $103,000 respectively, was included in cost of sales for equipment used in revenue-generating activities.
Interest expense

Three months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Interest expense	$41	$5	$36

Six months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Interest expense	$65	$27	$38
Interest expense increased by $36,000 and $38,000 for the three and six months ended May 31, 2008, respectively, as compared to the three and six months ended May 31, 2007. These increases are due to the utilization of the Company’s credit facility during the three and six months ended May 31, 2008 and due to the interest incurred on capital lease obligations. OSI Geospatial Inc. Management’s Discussion and Analysis For the three and six months ended May 31, 2008
Interest income

Three months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Interest income	$—	$8	$(8)

Six months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Interest income	$3	$8	$(5)

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
Interest income decreased 100% and 63% for the three and six months ended May 31, 2008, respectively, as compared to the three and six months ended May 31, 2007. The Company did not have surplus funds to invest during these periods.
Foreign Exchange

Three months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Foreign exchange loss	$—	$107	$(107)

Six months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Foreign exchange loss	$38	$22	$16
The Company’s Canadian subsidiaries, whose functional currency is the Canadian dollar, are exposed to foreign exchange gain and loss due to exchange rate movements of the U.S. dollar, the Australian dollar and the UK pound. These fluctuations were not in the Company’s favour during the six months ended May 31, 2008 as compared to May 31, 2007.
Technology Partnerships Canada

Three months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Royalty	$94	$107	$(13)

Six months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Royalty	$246	$137	$(109)
The Company entered into two agreements with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance for the purpose of funding research and development activities which were completed on March 31, 2007. The contributions we received were based on the eligible expenditures incurred.
As part of the agreement entered into on November 15, 1999 with TPC, we are required to pay a royalty of 3% on annual gross revenue in our subsidiary, Offshore Systems Ltd., for the period December 1, 1999 to November 30, 2008. In addition, as part of the agreement entered into on April 26, 2004, we are required to pay a royalty of 1.4% on annual gross revenue in our subsidiary, Offshore Systems, for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross revenue for the period January 1, 2009 to December 31, 2013.
Although we believe that our submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination is subject to audit by government authorities in the ordinary course of business.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
Income Taxes

Three months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Future income tax recovery	$(38)	$(19)	$19
Current income tax recovery	(215)	(61)	154

	(253)	(80)	173

Six months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Future income tax recovery	$(38)	$(50)	$(12)
Current income tax expense (recovery)	(309)	42	351

	(347)	(8)	339

Based on the information available at the time of the issue of the interim financial statements for the three and six months ended May 31, 2008, we estimated that we would not have sufficient taxable earnings in Canada in future periods to utilize a portion of our $4.1 million Canadian non-capital losses carried forward, $10.7 million scientific research and experimental development costs and other Canadian tax asset balances.
We have recognized a future tax recovery for the three and six months ended May 31, 2008 related to temporary timing differences between accounting income and income for tax purposes in our U.S. subsidiaries as we believe that it is more likely than not that these differences will be realized in future fiscal years. In accordance with Canadian GAAP, we have provided a valuation allowance against future tax assets where realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.
For the three months ended May 31, 2008, a current income tax recovery was recognized. This current income tax recovery is mainly due to the reduction in the U.S. Systems operations taxable income.
LIQUIDITY AND CAPITAL RESOURCES — May 31, 2008 compared to November 30, 2007

		November 30,
In thousands of U.S. dollars	May 31, 2008	2007	2008 to 2007

Current assets	$11,722	$14,905	(3,183)
Current liabilities	6,062	7,087	(1,125)
Working capital (1)	5,660	7,818	(2,058)

(1) Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
We strive to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. We believe that cash flow from operating activities, together with lines of credit borrowings of Canadian $2.0 million and U.S. $1.2 million available under our revolving credit

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months.
At May 31, 2008 our current assets decreased primarily due to a decrease in accounts receivable. Our working capital has decreased mainly due to the decrease in accounts receivable offset by a decrease in accounts payable and accrued liabilities. Accounts receivable decreased due to collection of significant receivables. Accounts payable and accrued liabilities decreased due to one-time costs which were incurred in the fourth quarter ending November 30, 2007 including severance costs due to reorganization and accrual of estimated settlement costs relating to the lawsuit with Triathlon Ltd.
We have credit facilities consisting of operating lines, standby letters of credit, and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At May 31, 2008, we had borrowings of $949,000 against our operating line. We have an operating line of Canadian $2.0 million available with a Canadian chartered bank collateralized by accounts receivable and U.S. $1.2 million with a U.S. chartered bank. We utilize our forward exchange contract facility to reduce our exposure to exchange rate movements.
Cash Flows

Three months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Cash flows provided by (used in):
Operating activities	$(264)	$411	$(675)
Investing activities	(220)	(121)	(99)
Financing activities	501	(261)	762
Effect of foreign exchange on cash	(17)	(29)	(12)

Six months ended May 31	2008	2007	2008 to 2007

In thousands of U.S. dollars
Cash flows provided by (used in):
Operating activities	$375	$928	$(553)
Investing activities	(441)	(170)	(271)
Financing activities	109	(738)	847
Effect of foreign exchange on cash	(43)	(20)	(23)
Cash flows used in operating activities for the three months ended May 31, 2008 were the result of the net loss for the three months ended May 31, 2008 which was reduced by amortization, stock-based compensation and by an increase in inventory offset by a decrease in accounts receivable, an increase in accounts payable and accrued liabilities and an increase in bank indebtedness.
Cash flows used in investing activities for the three months ended May 31, 2008 were primarily reflective of the acquisitions of equipment, furnishings and intangibles commensurate with our plans to obtain additional systems and facilities to accommodate our current and future anticipated growth.
Cash flows provided by financing activities for the three months ended May 31, 2008 were the result of an increase in the operating line of credit.
Cash flows provided by operating activities for the six months ended May 31, 2008 were the result of the net loss for the six months ended May 31, 2008 which was reduced by amortization, stock-based compensation and by a decrease in accounts receivable offset by a decrease in accounts payable and accrued liabilities and an increase in inventory.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
Cash flows used in investing activities for the six months ended May 31, 2008 were primarily reflective of the acquisitions of equipment, furnishings and intangibles commensurate with our plans to obtain additional systems and facilities to accommodate our current and future anticipated growth.
Cash flows provided by financing activities for the six months ended May 31, 2008 were the result of an increase in the operating line of credit offset by the semi-annual dividends of November 30, 2007 on our Class B preference shares paid in December 2007.
As a result of the above mentioned changes, the line of credit utilization increased by $517,000 for the three months ended May 31, 2008, and increased by $502,000 for the six months ended May 31, 2008.
In order to reduce the impact of exchange rate fluctuations, we use the forward exchange contract facility to mitigate any foreign exchange gain or loss that might occur. We use the forward exchange contract facility only for known or reasonably certain future foreign currency transactions. At May 31, 2008, we had entered into forward exchange contracts in the amount of £800,000.
There can be no assurance that we will have adequate financial resources, financing, or cash flows to support the Company into the future.
CONTRACTUAL OBLIGATIONS

Payments due by period	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years

In thousands of U.S. dollars
Facility leases	$4,287	$673	$1,470	$961	$1,183
Capital equipment leases	274	89	138	47
Operating equipment leases	109	39	60	10	—

Total contractual obligations	$4,670	$801	$1,668	$1,018	$1,183

OFF BALANCE SHEET ARRANGEMENTS
Guarantees
The Company has entered into a one year guarantee for one of the Company’s subsidiaries, CHI Systems, Inc. (“CHI”). The Company has guaranteed CHI’s bank line of credit. The maximum potential amount of future payments the Company could be required to make under this guarantee is $1.2 million . At May 31, 2008, the carrying amount of the liability was $622,000 .
In January 2007, the Company signed a 10 year lease for new office facilities in Burnaby, British Columbia. It relocated its North Vancouver, British Columbia operations to Burnaby, British Columbia on August 1, 2007.
In April 2007, the Company signed a three year lease for new office facilities in Ottawa, Ontario. It opened the corporate head office in Ottawa on June 1, 2007.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
We warrant that our software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. We accrue for known warranty issues if a loss is probable and can be reasonably estimated, and accrue for estimated incurred but unidentified warranty issues based on historical activity. To date, we have had no material warranty claims.
TRANSACTIONS WITH RELATED PARTIES
The Company had no related party transactions during the periods reported.
PROPOSED TRANSACTIONS
The Company is not currently engaged in any proposed transactions.
SELECTED QUARTERLY DATA

For the three months ended	May 31	February 29	November 30	August 31
	2008	2008	2007	2007

In thousands of U.S. dollars
Revenue	$6,529	$5,808	$8,276	$7,342
Gross profit	2,019	2,188	3,593	3,048
Gross profit percentage	31%	38%	43%	42%
Net earnings (loss)	(1,141)	(533)	(798)	279
Net earnings (loss) attributable to common shareholders	(1,455)	(692)	(960)	109

Loss per share – basic	(0.03)	(0.01)	(0.02)	0.00
Loss per share – diluted	(0.03)	(0.01)	(0.02)	0.00

For the three months ended	May 31	February 28	November 30	August 31
	2007	2007	2006	2006

Revenue	$6,138	$3,571	$10,018	$4,714
Gross profit	2,455	669	5,461	1,801
Gross profit percentage	40%	19%	55%	38%
Net earnings (loss)	(366)	(1,989)	2,785	(311)
Net earnings (loss) attributable to common shareholders	(748)	(2,180)	2,560	(574)

Loss per share – basic	(0.02)	0.06	0.08	(0.02)
Loss per share – diluted	(0.02)	0.06	0.05	(0.02)
CRITICAL ACCOUNTING POLICIES
These items are substantially unchanged as discussed in the Company’s MD&A for the year ended November 30, 2007 as contained in our 2007 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F report filed on EDGAR at www.sec.gov.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
RECENT ACCOUNTING PRONOUNCEMENTS
The following recent pronouncements issued by the CICA will be monitored by the Company:
The CICA has issued CICA Handbook Section 3031 Inventories which will replace CICA 3030 Inventories. CICA 3031 will create changes from current practice, including the reversal of impairment write-downs, which is not permitted currently and more extensive disclosure. The section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.
The CICA has issued CICA Handbook Section 3064 Goodwill and Intangible Assets which replaces Section 3062 Goodwill and Other Intangibles and Section 3450 Research and Development Costs. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including the development, maintenance or enhancement of intangible resources such as scientific or technical knowledge, design and implementation of new processes or systems, licenses, intellectual property, market knowledge and trademarks. This Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008
The Company is assessing the impact on its consolidated financial statements of the above recent pronouncements.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
Foreign Exchange Forward Contracts
Derivative financial instruments are utilized by the Company in the management of its foreign currency exposure to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. The Company formally documents the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. The Company assesses, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.
Changes in fair value of foreign currency denominated derivative financial instruments used to hedge anticipated or committed foreign currency exposures are recognized as an adjustment to the related operating costs or revenue when the hedged transaction is recorded. Derivatives are not subject to hedge accounting and are recorded on the consolidated balance sheets with the changes in fair value being recorded in the consolidated statement of operations each period.
The Company purchases foreign exchange forward contracts to mitigate the exposure to sales and the related accounts receivable to customers denominated in U.S. dollars, UK pounds, Australian dollars and Euros.
At May 31, 2008, the Company has entered into the following foreign exchange forward contracts, which were not treated as hedges in accordance with CICA Section 3865:

Sell	Exchange rate in relation to CAD	Value date
GBP 800,000	1.9533 to 1.9984	July 31, 2008 to March 25, 2009
DISCLOSURE OF OUTSTANDING SHARE DATA
As at June 30, 2008, we had 46,956,439 issued and outstanding common shares and 3,174,916 outstanding stock options. As at June 30, 2008, we also had 30,262 issued and outstanding class A preference shares and 178,530 issued and outstanding class B preference shares series 2 convertible

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2008
(expressed in U.S. dollars)
into common shares at conversion ratios of 1:1 and 1:58.82353, respectively, which represents 10,501,765 common shares. Also at June 30, 2008, we had 15,175,067 outstanding common share purchase warrants convertible to common shares at a conversion ratio of 1:1, representing 15,175,067 common shares.
DISCLOSURE CONTROLS AND PROCEDURES
The Company maintained a set of disclosure controls and procedures during the three and six months ended May 31, 2008 designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation as defined under Multilateral Instrument 52-109. The Chief Executive Officer and the Chief Financial Officer have determined that there were no changes to the Company’s disclosure controls and procedures during the three and six month period ended May 31, 2008 that have materially affected, or are reasonably likely to materially affect the design and operation of these disclosure controls and procedures.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company maintains internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting as required by Multilateral Instrument 52-109. The Chief Executive Officer and the Chief Financial Officer, along with other employees to the extent considered necessary and appropriate, have designed internal controls over financial reporting that are effective as at May 31, 2008.
Nonetheless, the Chief Executive Officer and the Chief Financial Officer have identified areas where the Company can enhance process controls and they intend to incorporate such enhancements into the internal controls over financial reporting during the current fiscal year. The Company employs entity level controls to compensate for any deficiencies that may exist. Under 52-109, the Chief Executive Officer and the Chief Financial Officer are not required to, and have not yet tested the actual effectiveness of the Company’s internal controls over financial reporting.
There were no changes in the Company’s internal control over financial reporting that occurred since the beginning of the Company’s current fiscal year to the date of this document that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.
RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect the Company and its business, financial condition and results of operations are substantially unchanged as discussed in the company’s MD&A for the year ended November 30, 2007 as contained in our 2007 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F filed on EDGAR at www.sec.gov.

OSI Geospatial Inc.
Interim Consolidated Financial Statements (Unaudited)
Three and Six Months ended May 31, 2008 and 2007
(expressed in U.S. dollars)
(Prepared in accordance with Canadian Generally Accepted Accounting Principles)

OSI Geospatial Inc.
(Incorporated under the laws of the Province of British Columbia, Canada)
Consolidated Balance Sheets (unaudited)

	May 31,	November 30,
In thousands of U.S. dollars	2008	2007
Assets

Current assets
Accounts receivable and unbilled revenue	$9,367	$13,055
Income taxes receivable	110	—
Inventory	1,479	1,216
Prepaid expenses and deposits	630	502
Current portion of future income tax asset	136	132

	11,722	14,905

Deferred development costs	344	97
Future income tax asset	234	271
Equipment and furnishings	1,816	1,914
Intangible and other assets	772	861
Goodwill	8,300	8,300

	$23,188	$26,348

Liabilities
Current liabilities
Bank indebtedness	$1,324	$822
Accounts payable and accrued liabilities	4,529	5,585
Income taxes payable	—	179
Unearned revenue	104	392
Current portion of deferred rent	37	38
Current portion of future income tax liability	—	25
Current portion of capital lease obligations	68	46

	6,062	7,087

Deferred rent	327	347
Capital lease obligation	162	200
Future income tax liability	55	100

	6,606	7,734

Shareholders’ Equity
Issued and outstanding
30,262 Class A, Series A preference shares (2007 — 30,262)	19	19
178,530 Class B, Series 2 preference shares (2007 — 178,530)	4,542	4,542
46,956,439 common shares (2007 — 46,956,439)	21,293	21,293

	25,854	25,854
Warrants	4,181	4,618
Contributed surplus	2,116	1,679
Accumulated deficit	(18,615)	(16,564)
Accumulated other comprehensive income	3,046	3,027

	16,582	18,614

	$23,188	$26,348

The accompanying notes are an integral part of the interim consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Operations (unaudited)

	Three months ended May 31,		Six months ended May 31,
In thousands of U.S. dollars, except share related data	2008	2007	2008	2007
Revenue
Marine systems	$2,320	$2,504	$4,833	$3,204
Land and air systems	2,470	2,259	5,261	4,607
Mapping	1,739	1,375	2,244	1,898

	6,529	6,138	12,338	9,709
Cost of sales	4,510	3,683	8,130	6,585

Gross profit	2,019	2,455	4,208	3,124

Expenses (income)
General and administrative	1,687	1,452	2,947	2,699
Engineering	308	389	569	870
Sales and marketing	1,168	815	2,075	1,595
Amortization	115	34	264	145
Interest expense	41	5	65	27
Interest income	—	(8)	(3)	(8)
Foreign exchange loss	—	107	38	22
Loss on disposal of intangible and other assets	—	—	28	—
Technology Partnerships Canada royalty	94	107	246	137

	3,413	2,901	6,229	5,487

Net loss before income taxes	(1,394)	(446)	(2,021)	(2,363)

Future income tax recovery	(38)	(19)	(38)	(50)
Current income tax (recovery) expense	(215)	(61)	(309)	42

Income tax recovery	(253)	(80)	(347)	(8)

Net loss	$(1,141)	$(366)	$(1,674)	$(2,355)

Accumulated deficit, beginning of period	$(17,474)	$(15,285)	$(16,564)	$(13,296)
Dividends on Class B preference shares	—	(382)	(338)	(382)
Tax expense on dividends	—	(52)	(39)	(52)

Accumulated deficit, end of period	$(18,615)	$(16,085)	$(18,615)	$(16,085)

Net loss available to common shareholders (note 4c)	$(1,455)	$(748)	(1,988)	$(2,737)

Loss per share (note 4c) — basic and diluted	$(0.03)	$(0.02)	$(0.04)	$(0.07)

Weighted average number of common shares outstanding (note 4c) — basic and diluted	46,956,439	39,251,264	46,956,439	38,248,619
The accompanying notes are an integral part of the interim consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Comprehensive Loss (unaudited)

	Three months ended May 31,		Six months ended May 31,
In thousands of U.S. dollars	2008	2007	2008	2007
Net loss	$(1,141)	$(366)	$(1,674)	$(2,355)

Unrealized gain (loss) on translation of self-sustaining foreign operations	(130)	301	19	162

Comprehensive loss	$(1,271)	$(65)	$(1,655)	$(2,193)

OSI Geospatial Inc.
Consolidated Statements of Accumulated Other Comprehensive Income (unaudited)

	May 31,	November 30,
In thousands of U.S. dollars	2008	2007
Accumulated other comprehensive income, beginning of the period	$3,027	$2,427

Unrealized gain on translating financial statements of self-sustaining foreign operations	19	600

Accumulated other comprehensive income, end of period	$3,046	$3,027

The accompanying notes are an integral part of the interim consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Cash Flows (unaudited)

	Three Months ended May 31,		Six months ended May 31,
In thousands of U.S. dollars	2008	2007	2008	2007

Cash flows (used in)/from operating activities
Net loss for the period	$(1,141)	$(366)	$(1,674)	$(2,355)
Items not affecting cash
Amortization	168	84	367	248
Loss on disposal of intangible and other assets	—	—	28	—
Stock-based compensation	5	87	10	139
Future income taxes	(38)	(33)	(38)	(46)

	(1,006)	(228)	(1,307)	(2,014)

Changes in non-cash working capital items
Accounts receivable	490	551	3,711	5,148
Inventory	(221)	7	(250)	(251)
Prepaid expenses and deposits	174	383	(126)	(39)
Accounts payable and accrued liabilities	832	(464)	(1,063)	(1,748)
Dividends payable	—	382	—	382
Income taxes receivable/payable	(269)	(74)	(282)	(277)
Unearned revenue	(253)	(146)	(286)	(273)
Deferred rent	(11)	—	(22)	—

	742	639	1,682	2,942

	(264)	411	375	928

Cash flows used in investing activities
Purchase of Liddy International Inc.	—	(25)	—	(25)
Deferred development costs	(158)	—	(246)	—
Additions to plant and furnishings	(58)	(57)	(91)	(84)
Additions to leaseholds	—	—	(10)	—
Additions to intangible and other assets	(4)	(39)	(94)	(61)

	(220)	(121)	(441)	(170)

Cash flows from/(used in) financing activities
Advances from (repayment of) operating line of credit	517	121	502	(356)
Repayment of capital lease obligation	(16)	—	(16)	—
Class B preference share dividends	—	(382)	(377)	(382)

	501	(261)	109	(738)

Effect of foreign exchange on cash balances	(17)	(29)	(43)	(20)

Decrease in cash and cash equivalents	—	—	—	—

Cash and cash equivalents — beginning of period	—	—	—	—

Cash and cash equivalents — end of period	$—	$—	$—	$—

The accompanying notes are an integral part of the interim consolidated financial statements.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2008 and 2007
1	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management and include the accounts of OSI Geospatial Inc. and its subsidiaries, collectively referred to as OSI Geospatial or the Company. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and all amounts have been expressed in thousands of U.S. dollars unless otherwise noted.

These unaudited interim consolidated financial statements have been prepared using the same accounting policies used in the preparation of the audited annual consolidated financial statements for the year ended November 30, 2007 with the exception of the application of the accounting policies described in Note 3.

The annual and interim consolidated financial statements originally issued for May 31, 2007 and prior periods were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). These previously released financial statements included a reconciliation to Canadian GAAP. The Company has restated all comparative amounts presented in accordance with Canadian GAAP and has re-issued the unaudited interim consolidated financial statements for the quarters ended February 28, 2007 and May 31, 2007, including full comparative information presented in accordance with Canadian GAAP.

These unaudited interim consolidated financial statements do not include all the information and footnote disclosures required by Canadian GAAP for annual audited consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s 2007 audited annual consolidated financial statements.

The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2	Nature of operations

OSI Geospatial Inc. delivers systems and services that provide situational awareness solutions that meet maritime and land command and control requirements. These include our Warship Electronic Chart Display and Information System (ECPINS®-W), Warship Automated Identification Systems (W-AIS), Asset Control and Tracking systems (ACT) and Small Unit Situational Awareness system (SUSA). OSI Geospatial conducts its operations through three business units — International Systems Operations, U.S. Systems Operations and Mapping Operations. The Company’s International and U.S. Systems business units develop and produce geographic information display systems and software for the marine navigation, and command and control markets, and situational awareness products for land-based and aeronautical command and control markets. The Company’s Mapping business unit provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

3	Adoption of new accounting standards

Effective December 1, 2007 the Company adopted the following new accounting standards.

Capital Management

The Canadian Institute of Chartered Accountants (“CICA”) Handbook section 1535, Capital Disclosures, requires the Company to disclose information about the Company’s objectives, policies and processes for the management of its capital. The impact of this new accounting standard on the Company’s interim and annual financial statements is limited to providing additional disclosure requirements.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2008 and 2007
Financial Instruments — Recognition and Measurement

CICA Handbook section 3862, Financial Instruments — Disclosures, and Handbook section 3863, Financial Instruments- Presentation, require the disclosure of information with regard to the significance of financial instruments for the Company’s financial position and performance, and the nature and extent of risk arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks. The impact of this new accounting standard on the Company’s interim and annual financial statements is additional disclosure requirements.

Financial instrument classification is as follows:

•	Cash and bank indebtedness	Held for trading
•	Accounts receivable	Loans and receivables
•	Derivative assets and liabilities	Held for trading
•	Accounts payable and accrued liabilities	Other liabilities
•	Long-term liabilities	Other liabilities
4	Capital Stock
     a) Warrants
On February 12, 2008, 1,393,301 common share purchase warrants valued at $437,000 expired. Accordingly, the Company has reduced warrants by $437,000 with a corresponding increase to contributed surplus.
     b) Stock option plans
     A            summary of the status of the Company’s stock option plans at May 31, 2008 is as follows:

In Canadian dollars
		Weighted
		average
	Number of	exercise
	shares	price
Outstanding at November 30, 2007	3,596,166	$0.80
Granted	—	—
Forfeited	(156,000)	0.89
Expired	—	—

Outstanding at May 31, 2008	3,440,166	$0.79

Exercisable at May 31, 2008	3,414,333	$0.80

Stock-based compensation
For the three and six months ended May 31, 2008, the Company incurred non-cash stock-based compensation expense of $5,000 and $10,000, respectively (three and six months ended May 31, 2007 — $87,000 and $139,000, respectively) related to 104,000 stock options granted on April 19, 2007. Of the 104,000 stock options granted, 52,000 will vest over one year and 52,000 will vest over two years from the grant date. The expense was included in general and administrative costs.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2008 and 2007
c) Loss per share

In thousands of U.S. dollars, except share related data	For the three months ended May 31,
Loss per share — basic and diluted	2008	2007

Net loss for the period	$(1,141)	$(366)
Less:
Class B Series 2 preference share dividends (*A)	(314)	(382)

Net loss available to common shareholders	$(1,455)	$(748)

Weighted average number of common shares outstanding – basic and diluted	46,956,439	39,251,264

Loss per share – basic and diluted	$(0.03)	$(0.02)

In thousands of U.S. dollars, except share related data	For the six months ended May 31,
Loss per share — basic and diluted	2008	2007

Net loss for the period	$(1,674)	$(2,355)
Less:
Class B Series 2 preference share dividends (*A)	(314)	(382)

Net loss available to common shareholders	$(1,988)	$(2,737)

Weighted average number of common shares outstanding – basic and diluted	46,956,439	38,248,619

Loss per share – basic and diluted	$(0.04)	$(0.07)

(*A)	Dividends of $314,000 are included which represents the dividends earned, but not declared, by the shareholders of the Class B Series 2 cumulative preference shares at the end of May 31, 2008. Dividends for the three and six months ending May 31, 2007 were declared.
The preference shares, the outstanding warrants and stock options were anti-dilutive for the purposes of calculating diluted loss for the three and six months ended May 31, 2008.

If all preferred shares were converted, and all warrants and options were exercised, there would be a total of 76,103,696 common shares outstanding at May 31, 2008 (November 30, 2007 – 77,652,997). As a result of the exercise of all warrants and options, the Company would receive cash of $15.6 million (November 30, 2007 — $17.2 million).

5	Financial Instruments

The Company has exposure to the following risks from its use of financial instruments: credit risks, market, and liquidity risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2008 and 2007
Credit Risk

The Company provides credit to its customers in the normal course of its operations. The Company’s credit risk review includes performing credit evaluations of the financial condition of significant customers. The Company’s customers are for the most part national and international government clients and large public customers. A significant portion of the Company’s accounts receivable is from long-time customers and at May 31, 2008, 44% of its accounts receivable was with national and international government clients. Due to the low risk nature of the government clients and a history of excellent collections, provisions for doubtful accounts are made on a customer by customer basis, based on ongoing customer discussions.

The Company is exposed to non-performance by counterparties to foreign currency forward contracts. These counterparties are major financial institutions and to date, no such counterparty has failed to meet its financial obligations to the Company. Management does not believe there is a significant risk of non-performance by these counterparties because the positions with and the credit rating of these counterparties are monitored.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	May 31,	November 30,
In thousands of U.S. dollars	2008	2007

Trade accounts receivable	$3,786	$7,570
Unbilled revenue	5,282	5,312
Other	310	182
Allowance for doubtful accounts	(11)	(9)

	$9,367	$13,055

The aging of the trade accounts receivable at the reporting date was:

	May 31,	November 30,
In thousands of U.S. dollars	2008	2007

Current	$2,786	$5,965
61 – 90 days	673	1,017
Greater than 90 days	327	588

	$3,786	$7,570

Based on historic default rates, the Company believes that there are minimal requirements for an allowance for doubtful accounts.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holding of financial instruments.

Foreign exchange risk

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. The Company is exposed to foreign currency fluctuations mainly on its accounts receivable and future cash flows related to contracts denominated in a foreign currency. The Company’s foreign

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2008 and 2007
exchange risk management includes the use of foreign currency forward contracts to fix the exchange rates on certain foreign currency exposures. The Company’s objective is to manage and control exposures and secure the Company’s profitability on existing contracts and therefore, the Company’s policy is to hedge the majority of its foreign currency exposure. The Company does not utilize derivative financial instruments for trading or speculative purposes. The Company formally documents all relationships between derivative financial instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm contractually related commitments on projects.

The Company did not designate its foreign exchange forward contracts as a hedge of underlying assets, liabilities, firm commitments or anticipated transactions in accordance with CICA Handbook Section 3865, Hedges, and accordingly did not use hedge accounting. As a result of this, the foreign exchange forward contracts are recorded on the consolidated balance sheet at fair value in other receivables when the contracts are in a gain position and in other accrued liabilities when the contracts are in a loss position. The fair value of the foreign exchange forward contracts was a recorded asset in other receivables of $32,000 at May 31, 2008 and a recorded liability in accounts payable and accrued liabilities of $142,000 at November 30, 2007.

Changes in fair value of these contracts are recognized as gains or losses in the consolidated statement of operations.

The forward foreign exchange contracts primarily require the Company to sell certain foreign currencies for Canadian dollars at contractual rates. The Company had the following forward foreign exchange contracts:

In thousands of dollars		May 31, 2008
				Equivalent
				to US
Type	Notional	Currency	Maturity	Dollars	Fair Value

Sell	100	GBP	July 2008	196	$5
Sell	50	GBP	August 2008	98	1
Sell	250	GBP	September 2008	489	6
Sell	100	GBP	October 2008	195	5
Sell	100	GBP	February 2009	194	5
Sell	200	GBP	March 2009	387	10

					$32

In thousands of dollars		November 30, 2007
				Equivalent
				to US
Type	Notional	Currency	Maturity	Dollars	Fair Value

Sell	330	GBP	February 2008	666	$(11)
Sell	100	GBP	March 2008	197	(8)
Sell	100	GBP	April 2008	197	(8)
Sell	100	GBP	May 2008	197	(8)
Sell	500	GBP	June 2008	980	(41)
Sell	50	GBP	August 2008	98	(4)
Sell	150	GBP	September 2008	293	(12)
Sell	1,100	USD	January 2008	1,074	(25)
Sell	600	USD	February 2008	600	—
Sell	500	USD	March 2008	475	(25)

					$(142)

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2008 and 2007
A 10% strengthening (weakening) of the Canadian dollar against each of the Great Britain pound, the United States dollar, the euro and the Australian Dollar would have decreased (increased) earnings from operations by a total of $15,000. A 10% strengthening (weakening) of the Canadian dollar against the U.S. dollar would also impact the reporting currency balance sheet values with an offsetting adjustment of approximately $445,000 to other comprehensive income.

Interest rate risk

The Company is exposed to interest rate risk on its operating line of credit. A 1% increase (decrease) in the interest rate would have resulted in $2,000 increase (decrease) in the loss of the Company.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet liabilities when due. The Company has operating lines of credit of CAD $2,000,000 and U.S. $1,200,000. At May 31, 2008, the Company utilization’s of its lines of credit was CAD $325,000 (2007 — $265,000) and U.S. $622,000 (2007 – US $520,000). All of the Company’s financial liabilities, other than capital lease obligations, have contractual maturities of less than 45 days.

The table below analyzes the following liabilities which will settle as indicated based on the remaining periods at May 31, 2008 to the contractual maturity date. The amounts disclosed in this table are the contractual undiscounted cash flows. Balances within twelve months equal the carrying balance as the impact of discounting is not significant.

		Less
		than 1	1 to 3	4 to 5	After 5
Payments due by period	Total	year	years	years	years
In thousands of U.S. dollars
Facility leases	$4,287	$673	$1,470	$961	$1,183
Capital equipment leases	274	89	138	47	—
Operating equipment leases	109	39	60	10	—

Total contractual obligations	$4,670	$801	$1,668	$1,018	$1,183

Fair values

The Company’s financial instruments consist of bank indebtedness, accounts receivable, accounts payable and accrued liabilities, capital lease obligations and foreign exchange contracts. The carrying value of bank indebtedness, accounts receivable and accounts payable and accrued liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

The fair values of the Company’s forward foreign exchange contracts are based on the current market values of similar contracts with the same remaining duration as if the contracts had been entered into on May 31, 2008.

6	Capital structure management

The Company’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management defines capital as the Company’s

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2008 and 2007
total shareholders’ equity excluding accumulated other comprehensive income. The Company reviews on a semi-annual basis whether any dividends should be paid.

The Company has certain credit facilities with a Canadian chartered bank, which consist of an operating line, a foreign exchange forward contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The Company also has an operating line with a U.S. chartered bank which bears interest at the bank’s prime lending rate plus 0.5%. The credit facilities are collateralized by a general assignment of book debts, a general security agreement and general security agreements, from each of Offshore Systems Ltd., Mapcon Mapping Ltd. and Mapcon Mapping Inc. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement. The Company was in compliance with these covenants at May 31, 2008 and November 30, 2007.

There were no changes in the Company’s approach to capital management during the period. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

7	Segmented information

The Company’s reportable segments are International Systems Operations, U.S. Systems Operations, Mapping Operations and Corporate and Public Company costs. Information about the Company’s reportable segments is as follows:

In thousands of U.S. dollars			Three Months Ended May 31, 2008
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$2,303	$2,487	$1,739	$—	$6,529
Gross profit	828	724	467	—	2,019
Technology Partnerships Canada	94	—	—	—	94
Interest expense	10	15	—	16	41
Income tax expense (recovery)	—	(271)	—	18	(253)
Net earnings (loss)	(479)	249	62	(973)	(1,141)
Equipment and furnishings expenditures	34	22	1	1	58
Intangible expenditures	2	0	2	—	4
Amortization	$68	$54	$41	$4	$167

In thousands of U.S. dollars			Six Months Ended May 31, 2008
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$4,783	$5,311	$2,244	$—	$12,338
Gross profit	2,133	1,505	570	—	4,208
Technology Partnerships Canada	246	—	—	—	246
Interest expense	10	29	—	26	65
Income tax expense (recovery)	—	(384)	—	37	(347)
Net earnings (loss)	(346)	613	(154)	(1,787)	(1,674)
Equipment and furnishings expenditures	44	44	5	8	101
Intangible expenditures	2	48	3	41	94
Amortization	$130	$147	$82	$8	$367

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2008 and 2007

In thousands of U.S. dollars			Three Months Ended May 31, 2007
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$2,444	$2,319	$1,375	$—	$6,138
Gross profit	1,547	444	464	—	2,455
Technology Partnerships Canada	107	—	—	—	107
Interest expense	—	1	—	4	5
Income tax expense (recovery)	—	(66)	(49)	35	(80)
Net earnings (loss)	213	(96)	131	(614)	(366)
Equipment and furnishings expenditures	34	7	6	10	57
Intangible expenditures	1	32	6	—	39
Amortization	$53	$(7)	$37	$1	$84

In thousands of U.S. dollars			Six Months Ended May 31, 2007
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$3,144	$4,667	$1,898	$—	$9,709
Gross profit	1,584	964	576	—	3,124
Technology Partnerships Canada — net	137	—	—	—	137
Interest expense	—	1	—	26	27
Income tax expense (recovery)	—	(12)	(61)	65	(8)
Net earnings (loss)	(943)	(17)	(78)	(1,317)	(2,355)
Equipment and furnishings expenditures	47	13	14	10	84
Intangible expenditures	11	38	12	—	61
Amortization	$103	$70	$73	$2	$248

In thousands of U.S. dollars
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
Total assets employed	Operations	Operations	Operations	Costs	Total

As at May 31, 2008	$7,470	$11,966	$3,493	$259	$23,188

As at November 30, 2007	$8,704	$13,859	$3,648	$137	$26,348

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2008 and 2007
Geographically, revenues reported are based on the location of the Company’s customers as follows:

In thousands of U.S. dollars	Three months ended May 31,		Six months ended May 31,
	2008	2007	2008	2007

United States	$3,729	$3,306	$6,616	$5,879
Australia/New Zealand	697	174	1,744	352
Canada	683	1,031	1,312	1,533
United Kingdom	525	1,373	1,251	1,616
Europe	417	254	937	329
Other	478	—	478	—

Total	$6,529	$6,138	$12,338	$9,709

Geographically, equipment and furnishings and intangible and other assets are reported based on location. At May 31, 2008 and November 30, 2007, all of the Company’s equipment and furnishings and intangible and other assets were located in Canada and the U.S. as follows:

In thousands of U.S. dollars	May 31, 2008
	Canada	U.S.	Total

Equipment and furnishings	$1,516	$300	$1,816
Intangible and other assets	300	472	772
Goodwill	—	8,300	8,300

Total	$1,816	$9,072	$10,888

In thousands of U.S. dollars	November 30, 2007
	Canada	U.S.	Total

Equipment and furnishings	$1,588	$326	$1,914
Intangible and other assets	300	561	861
Goodwill	—	8,300	8,300

Total	$1,888	$9,187	$11,075

8	Restructuring Charges

During the fourth quarter of fiscal year 2007, the Company reduced its headcount by three persons who were principally involved in sales and administration. The Company recorded a personnel restructuring charge of $331,000 consisting of severance and certain other benefit costs. For the three and six months ended May 31, 2008, the Company paid $84,000 and $195,000 of these restructuring charges, respectively. All of the remaining 2007 restructuring cost will be paid by November 30, 2008.

9	Comparative figures

Certain comparative amounts have been reclassified to conform to the current presentation. Certain business and development costs were previously included under general and administration expenses.

Form 52-109F2 — Certification of Interim Filings
I, Ken Kirkpatrick, President and Chief Executive Officer, OSI Geospatial Inc., certify that:
1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of OSI Geospatial Inc., (the “issuer”) for the interim period ended May 31, 2008;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
(c) caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the three months ended May 31, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: July 9, 2008

/s/ Ken Kirkpatrick
Ken Kirkpatrick
President and Chief Executive Officer

Form 52-109F2 — Certification of Interim Filings
I, John T. Sentjens, Chief Financial Officer, OSI Geospatial Inc., certify that:
1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of OSI Geospatial Inc., (the “issuer”) for the interim period ended May 31, 2008;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
(c) caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the three months ended May 31, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date:July 9, 2008

/s/ John Sentjens
John T. Sentjens
Chief Financial Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“Ken Kirkpatrick”
	Title:	President & CEO

Date: July 9, 2008